UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   October 9, 2018

Buenaventura Announces Third Quarter 2018 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--October 9, 2018--Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 3Q18 production and volume sold results as well as full year 2018 operating guidance (100% basis).

3Q18 Production per Metal and 2018 Operating Guidance (100% basis)

	1Q18 (Actual)	2Q18 (Actual)	3Q18 (Actual)	9M18 (Actual)	2018 (Estimated)

Gold (Oz.)
Orcopampa	39,987	35,694	26,835	102,516	120k - 140k
Tambomayo	33,693	31,173	33,279	98,145	125k - 135k
La Zanja	17,722	15,660	18,147	51,529	70k - 80k
Tantahuatay	29,915	39,557	54,011	123,484	160k - 180k
Yanacocha	104,233	115,342	153,523	373,098	470k - 545k
El Brocal	7,029	5,924	4,364	17,317	20k - 25k

Silver (Oz.)
Uchucchacua	4,413,249	4,005,948	3,744,036	12,163,232	15.0M - 17.0M
Julcani	504,155	620,276	692,728	1,817,159	2.3M - 2.5M
Mallay	155,000	134,936	126,476	416,411	0.4M - 0.5M
Tambomayo	1,019,915	1,106,694	929,949	3,056,558	3.5M - 4.5M
El Brocal	739,454	967,763	1,260,010	2,967,226	4.6M - 5.0M

Lead (MT)
Julcani	283	231	270	784	1.0k - 2.0k
Uchucchacua	4,184	4,762	5,214	14,161	18.0k - 20.0k
Mallay	504	447	416	1,367	0.5k - 2.5k
Tambomayo	856	814	1,027	2,697	3.0k - 4.5k
El Brocal	3,737	4,700	6,784	15,222	20.0k - 30.0k

Zinc (MT)
El Brocal	13,797	12,353	9,741	35,892	45k - 55k
Uchucchacua	4,575	4,842	6,556	15,974	20.0k - 22.0k
Mallay	952	1,187	905	3,044	3.0k - 3.6k
Tambomayo	2,562	1,998	2,046	6,606	7.5k - 8.5k

Copper (MT)
El Brocal	10,482	11,173	12,483	34,139	45K - 55K

Production Comments

Gold Operations

  Orcopampa:

  Production is in line with guidance released in 2Q18. The plan is based on the Company’s strategy to prioritize its De-bottlenecking Program over ore mineral extraction, in order to centralize the underground operation.
  Tambomayo:

  2018 gold, silver and zinc production guidance has been increased due to the fact that Tambomayo is now operating at full capacity and it is processing more ore at a level that is exceeding initial estimates.
  La Zanja:

  2018 guidance remains unchanged despite a change in mining contractor during 2Q18.
  Tantahuatay:

  2018 guidance remains unchanged.

Silver Operations

  Uchucchacua:

  Guidance for silver production has been reduced while zinc production guidance has been increased. The plan is to extract more mineral from the Cachipampa area which has higher zinc and lower silver grades than the rest of the mine but is lower cost due to its proximity to underground facilities.
  Julcani:

  2018 guidance has been increased. The Company’s strategy to centralize this operation is achieving results that are exceeding initial estimates.
  Mallay:

  2018 guidance has been maintained. Centralizing and halting the deepening of the mine has achieved positive results.

Base Metals Operations

  El Brocal:

  Copper guidance has been maintained for the underground mine.

  Lead guidance has been reduced due to the mining sequence in the open pit. Lead grades are expected to increase in 1Q19.

Volume Sold

3Q18 Volume sold per Metal (100% basis)

	1Q18 (Actual)	2Q18 (Actual)	3Q18 (Actual)	9M18 (Actual)

Gold (Oz.)
Orcopampa	40,015	35,155	28,144	103,314
Tambomayo	30,698	30,721	32,101	93,520
La Zanja	18,222	17,495	18,419	54,136
Tantahuatay	27,957	38,599	53,859	120,415
El Brocal	5,102	4,029	2,685	11,815

Silver (Oz.)
Uchucchacua	3,853,518	4,125,034	3,515,670	11,494,222
Julcani	352,236	741,469	639,454	1,733,159
Mallay	136,838	123,609	101,118	361,565
Tambomayo	837,123	1,143,540	926,741	2,907,404
El Brocal	536,585	774,576	974,775	2,285,936

Lead (MT)
Julcani	169	275	235	678
Uchucchacua	3,434	4,387	4,697	12,518
Mallay	440	434	371	1,245
Tambomayo	528	1,025	1,006	2,560
El Brocal	3,339	4,490	5,636	13,465

Zinc (MT)
El Brocal	11,354	10,383	7,712	29,450
Uchucchacua	3,802	3,783	4,898	12,483
Mallay	733	986	720	2,438
Tambomayo	1,672	1,871	1,830	5,374

Copper (MT)
El Brocal	9,854	10,517	11,816	32,187

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
For Compañía de Minas Buenaventura S.A.A.
In Lima:
Leandro Garcia, 511-419-2540
Chief Financial Officer
or
Rodrigo Echecopar, 511-419-2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
Company Website: www.buenaventura.com
or
In NY:
Barbara Cano, 646-452-2334
barbara@inspirgroup.com